

13000247

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/20/12

January 10, 2013

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Re: AT&T Inc.
Incoming letter dated December 20, 2012

Dear Mr. Wilson:

This is in response to your letter dated December 20, 2012 concerning the shareholder proposal submitted to AT&T by Ray T. Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 20, 2012

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to AT&T, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

December 20, 2012

1934 Act/ Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2013 Annual Meeting – Ray Chevedden Stockholder Proposal

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of AT&T Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. AT&T has received a stockholder proposal from Ray Chevedden (the "Proponent") for inclusion in AT&T's 2013 proxy materials. As more fully discussed below, AT&T intends to omit the proposal from its 2013 proxy statement because (a) the proposal is vague and misleading would require AT&T to violate the proxy rules (Rule 14a-8(i)(3)) and (b) a substantially duplicative proposal was previously submitted by SNET Retirees for the 2013 Annual Meeting (Rule 14a-8(i)(11)).

We have submitted this statement, together with the Proposal and the Proponent's related correspondence, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. We have also sent copies of this letter and the accompanying documents to the Proponent.

The Proposal

On November 11, 2012, AT&T received an e-mail from the John Chevedden acting on behalf of the Proponent containing the following proposal (the "Chevedden Proposal"):

> RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

AT&T believes that the Proposal may be properly omitted from AT&T's proxy statement for the 2013

Annual Meeting for the reasons stated below.

Reasons the Proposal May Be Omitted from the 2013 Proxy Statement

The Chevedden Proposal is impermissibly vague and indefinite because it is subject to differing interpretations and, therefore, is materially false and misleading in violation of Rule 14a-9 and may be properly omitted under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that were internally inconsistent, failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

General Electric Company (Jan. 21, 2011) (proposal requesting compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires);

Motorola, Inc. (Jan. 12, 2011) (proposal asking the compensation committee to take all reasonable steps to adopt a prescribed stock retention policy for executives "including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible" did not sufficiently explain the meaning of "executive pay rights" such that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal requires);

Verizon Communications Inc. (Feb. 21, 2008) (proposal requesting that the Board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent);

Prudential Financial, Inc. (Feb. 18, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based, only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

International Machines Business Corporation (Feb. 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite);

General Electric Company (Feb. 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

General Electric Company (Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

Pfizer Inc. (Feb. 18, 2003) (proposal that the board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision "to limit extraordinary gains" was impermissibly vague and indefinite); and

Eastman Kodak Company (Mar. 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. *See, e.g., Berkshire Hathaway Inc.* (Mar. 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board member criteria, including that no one be elected to the board "who has taken the company to bankruptcy...after losing a considerable amount of money," because vague terms such as "considerable amount of money" were subject to differing interpretations); and *Fuqua Industries, Inc.* (Mar. 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In *Fuqua Industries, Inc.*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

Most recently, in *Verizon Communications Inc.* (Jan. 27, 2012), the Staff considered a proposal similar in all material respects to the Chevedden Proposal. That proposal read as follows:

> Resolved, the shareholders urge the board of directors of Verizon Communications Inc. (the "Company") to adopt a policy that in the event of a senior executive's termination or a change-in-control of the Company, there shall be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. This policy shall not affect any legal obligations that may exist at the time of adoption of this policy.

The Chevedden Proposal is impermissibly vague and indefinite because it is internally inconsistent and fails to adequately define key terms or otherwise provide guidance on how the Proposal would be implemented if adopted by the Company's Board of Directors. As with *Verizon Communications Inc.*, the

Chevedden Proposal requests that the Board adopt a policy to ban the accelerated vesting of a senior executive's equity awards in the event of a change in control, but it permits pro rata vesting "to the date of termination. The Chevedden Proposal also provides that "to the extent any such unvested awards are based on performance, the performance goals must have been met," which is virtually the same language as in *Verizon Communications Inc.* The ambiguities and uncertainties presented by the Chevedden Proposal, as noted in the *Verizon Communications Inc.* proposal, include the following:

The Chevedden Proposal is subject to differing interpretations as to how the policy's pro rata vesting would work in the case of performance-based equity awards. As noted above, and similar to the proposal in *Verizon Communications Inc.*, the Chevedden Proposal provides that awards would "vest on a pro rata basis as of the date of termination" and further provides that "the performance goals must have been met." Does this mean that performance goals must be met for the entire performance period or only for a shortened vesting period? Does it mean that performance targets are pro-rated, as well? There are a number of different approaches that the company could take in order to implement the Proposal's requirements, including (i) create new a performance period to correspond to the executive's actual length of employment during the original performance period and measure achievement of the original performance targets over the new performance period, (ii) create a new performance period to correspond to the executive's actual length of employment and modify the performance goals to correlate more closely with that new performance period, or (iii) not make any changes to the performance period or goals, but pay a pro rata amount based on performance over the full performance period. To see the effects of these different design options, consider the following scenario: An executive is terminated without cause after the first year of a three year performance period. At the time of termination the performance goals, such as attaining a certain number of customers, have not been achieved at a threshold level for payment of the award; however, by the end of the three year performance period, the performance goals are achieved at a target level. Under option (i) above, there would be no payout of the award; under option (ii) above, the performance goals would be adjusted to take into account the shortened period and, if the performance exceeds the threshold, there will be a payout of up to 1/3 of the award depending of the level of achievement; and under (iii) above there would be a payout of 1/3 of the award. Shareholders may have different views as to which of these approaches better supports the "link between pay and long-term performance," the stated goal of the Proposal. Unfortunately, neither the resolution nor the supporting statement provides any guidance as to which approach the Company should take in implementing the proposed policy.

In a number of recent letters, the Staff has concurred that other proposals very similar to the Cheveddon Proposal and the Verizon proposal could be properly under Rule l4a-8(i)(3) because the proposals failed to define key terms or was subject to materially differing interpretations so that neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposals required. For example:

Staples, Inc. (March 5, 2012) *("Staples")*. In *Staples*, the proposal urged the board to adopt a policy that in the event of a senior executive's termination or a change-in-control, there would be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards is based on performance, the performance goals should also be met. The Staff concurred that the proposal could be properly omitted under Rule 14a-8(i)(3).

Devon Energy (March 1,2012) *("Devon")*. The Staff concurred that a proposal similar to that in Staples could be properly omitted under Rule 14a-8(i)(3).

Limited Brands (February 29,2012) (*"Limited Brands"*). The proposal sought a policy that in the event of a change of control, there would be no acceleration in the vesting of any equity awards to senior executives, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent that any such unvested awards are based on performance, the performance goals must have been met. The Staff concurred that the proposal could be properly omitted under Rule 14a-8(i)(3).

Honeywell International Inc. (January 24, 2012) (*"Honeywell"*). The proposal sought a policy that in the event of a senior executive's termination or a change-in-control, there would be no acceleration in the vesting of any equity awards to senior executives, except that any unvested equity awards may vest on a pro rata basis that is proportionate to the executive's length of employment during the vesting period. To the extent that the vesting of any such equity awards was based on performance, the performance goals should also be met. The Staff concurred that the proposal could be properly omitted under Rule 14a-8(i)(3).

Each of these proposals are similar to the Chevedden Proposal in all material respects, and the Staff consistently concurred in their exclusion on the basis that the proposal in question was vague and indefinite, noting in particular that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal in question required.

In addition, as in *Verizon Communications Inc.*, the Chevedden Proposal is ambiguous as to the circumstances in which the proposed policy would apply. The Proposal stipulates that the vesting policy would apply in the event of a senior executive's termination, but it fails to specify the type of termination that would be subject to the policy. There are many different circumstances which give rise to a termination of employment, including voluntary departure, involuntary departure with cause, involuntary departure without cause, retirement, death or disability. It is not unusual for a company to provide different benefits to a departing executive depending on the circumstances of his or her departure. The Proposal's failure to specify the types of terminations to which the proposed policy would apply make it impossible for the Company or its shareholders to determine with any reasonable certainty what actions or measures would be required to implement the Proposal. For example, does the Proposal contemplate that an executive who quits or is terminated for cause would be entitled to pro rata vesting of his or her equity awards? What about an executive who dies or becomes disabled? Neither the resolution nor the supporting statement provides any guidance as to whether all circumstances resulting in a "termination" would warrant the pro rata vesting or just some.

Both the Chevedden Proposal and the proposal in *Verizon Communications Inc.* create uncertainty in the operation of the proposed policy as a result of each proposal's failure to provide a definition of "change-in-control." A change in control of a company can be defined in many different ways. These include (i) change in ownership of a majority of outstanding shares; (ii) change in ownership of a stipulated percentage of outstanding shares; (iii) change in ownership of a "controlling interest" defined in some other way; (iv) a transfer of a substantial portion of the company's assets; (v) a sale, transfer or closing down of a specified division; (vi) change in composition of the Board of Directors; (vii) a change of the company's Chief Executive Officer or Chairman of the Board; (viii) a change of headquarters location, (ix) the offering of a portion of the company to the public in an initial public offering; and (x) a financial restructuring giving effective control to bondholders. AT&T, as with Verizon, utilizes a definition of a change in control in its 2011 Incentive Plan that includes some but not all of these elements. Both proposals fail to stipulate whether the proposed policy should use the change in control definition in the respective plans of their companies or another definition. Because the term, "change-in-control," is subject to so many differing interpretations, any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal.

The reference in the second paragraph of Chevedden Proposal further exacerbates the ambiguities surrounding the circumstances in which the proposed policy would apply. The Proponent asserts, "Under executive pay plans, our company's highest paid executive can receive 'golden parachute' pay after a change in control." It is not clear what the Proponent meant by "golden parachute," but it implies two things, neither of which is the case: (i) each of the Company's pay plans have change in control payments and (ii) the executives receive pay after every change in control. The AT&T Change in Control Severance Plan provides for a severance payment only if a senior executive's employment is terminated without cause within a two year period following the change in control referenced in the plan so long as the termination is not the result of death, disability or retirement. It is not an automatic payment, but is limited to only certain forms of termination. In addition, while restricted stock, restricted stock units, and options vest under the Company's 2011 Incentive Plan (and predecessor plans) at a change in control, performance shares, which represent half of the long term equity now issued to executives, do not vest at change in control or a subsequent termination (other than death). And, of the numerous compensation and benefit plans offered by AT&T, no other plans beyond the foregoing have change in control or "golden parachute" provisions, contrary to the Chevedden Proposal.

As a result of the deficiencies described above, the Company believes that the Chevedden Proposal may be excluded under rule 14a-8(i)(3) because neither the shareholders voting on the proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Chevedden Proposal is impermissibly vague and indefinite because half the proposal is devoted to irrelevant attacks on the members of the Board and allows shareholders to infer that the proposal is for a purpose other than addressing accelerated vesting of awards, and, therefore, is materially false and misleading in violation of Rule 14a-9 and may be properly omitted under Rule 14a-8(i)(3).

In Staff Legal Bulletin No. 14B (Sept. 15, 2004)("SLB 14B"), the Staff indicated that modification or exclusion of a proposal may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The staff's position in SLB 14B is consistent with prior no-action precedent. See, e.g., Freeport-McMoRan Copper & Gold Inc. (Feb. 22, 1999) (permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors).

The Chevedden Proposal is concerned with equity pay and the vesting of awards. The Proponent explains his objections to "golden parachutes," and then discusses the importance of retaining "the link between executive pay and company performance," and that it can be "severed if such pay is made on an accelerated schedule." In summary, the Chevedden Proposal is focused on the acceleration of equity pay, as explained in the title to the proposal.

After having explained the need for the proposal, the Proponent then uses the remainder of his 500 words to present reasons the shareholders should not vote for the re-election of certain directors:

> This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012.
>
> GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "High Concern" in Executive Pay - $14 million for our CEO Lamberto Andreotti. Matthew Rose had experience with the backruptcy of AMR and yet was one of four directors on our executive pay committee. And half our audit committee had bankruptcy experience: James Kelly at Dana Corporation and Laura D'Andrea at Tyson Eastman Kodak. Plus Mr. Kelly made up 33% of our nomination committee.
>
> Gilbert Amelio, John McCoy, Laura D'Andrea Tyson and Joyce Roche' each had 11 to 14 years long-tenure which can seriously erode an independent perspective so valued for a board of directors. Such long-tenured directors controlled 67% of the seats on our nomination committee and 50% of the seats on our executive pay committee which goes back to the $14 million for our CEO which was compounded by our other subpar executive pay practices which do not properly incentivize our executives.

The fact that members of the Audit Committee and other members of the AT&T Board served on the boards of other companies has no relation to the accelerated vesting of equity awards or to compensation issues at all. Nor does the statement that "long-tenured directors controlled 67% of the seats on our nomination committee" have any relation to the thrust of the Chevedden Proposal or to compensation issues in general. The Proponent is simply using the Chevedden Proposal as a vehicle to launch attacks on the members of the Board. He attempts to justify his comments by making reference to (a) GMI/The Corporate Library rating the Company a "'High Concern' in Executive Pay - $14 million for our CEO Lamberto Andreotti" and (b) to long serving members being on the nominating committee and the compensation committee and by a Director serving on Dana Corporation, stating: "which goes back to the $14 million for our CEO which was compounded by our other subpar executive pay practices which do not properly incentivize our executives."

The problem with referencing Lamberto Andreotti and his $14.9 million pay package was that it was paid by Bristol-Myers Squibb Company, where he serves as CEO. Neither Mr. Andreotti nor the $14 million reference has anything to do with AT&T or its Directors. These suggestion that AT&T or its Directors had anything to do with Mr. Andreotti or his pay package is false. Quite simply, the Proponent seeks to use his remaining 500 words not to support his proposal but to make unrelated attacks on the Directors, including those on the Audit Committee, which has nothing to do with the proposal. In addition, the irrelevant references to Mr. Andreotti call into question what the Proposal is intended to accomplish and serves only to further confuse AT&T's shareholders regarding what they are being asked to approve.

The Staff has permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement is irrelevant to the action sought by the proposal. *See, e.g., Bob Evans Farms, Inc.* (Jun. 26, 2006) (permitting exclusion of portion of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); Burlington *Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); Boise *Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman). *See also Sara Lee Corp.* (Jul. 31, 2007); *Bank of America* (Jan. 12, 2007).

As in the examples referenced above, the supporting statement contains detailed and complex references to matters that are entirely unrelated to the subject matter of the Chevedden Proposal. The proposal relates to severance agreements, but over half of the document is devoted to reasons not to vote for re-election of Directors. The statements above are misleading because they are so unrelated to the focus of the Chevedden Proposal that it is likely to confuse shareholders as to what they are being asked to approve, and the Chevedden Proposal should therefore be properly excluded under Rule 14a-8(i)(3).

The Chevedden Proposal duplicates another proposal submitted to the Company prior to the Chevedden Proposal, and it may be properly omitted under Rule 14a-8(i)(11).

On October 24, 2012, over two weeks before the Chevedden Proposal was received, the Company received a similar proposal from SNET Retirees Association, Inc. and Jane Banfield (the "SNET Proposal"), which proposal and accompanying correspondence is attached to this statement. The earlier proposal reads as follows:

> RESOLVED: The shareholders of AT&T urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.
> "Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement plan.
> "Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.
> The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As discussed below, (i) the Chevedden Proposal is substantially duplicative of the SNET Proposal, and (ii) the SNET Proposal was received over two weeks before the Chevedden Proposal. On December 17, 2012, AT&T notified the Staff that it intended to omit the SNET Proposal on a variety of grounds. If the Staff disagrees with the Company, and the Company includes the SNET Proposal in the 2013 proxy materials, then AT&T may properly exclude the Chevedden Proposal under Rule 14a-8(i)(11).

The Staff has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976) (referring to the predecessor to current Rule 14a-8(i)(11)). The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (Mar. 23, 2009, recon. denied Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations).

The Staff has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the other proposal. For example, in *General Motors Corp.* (Mar. 13, 2008), the Staff concurred in the omission of a proposal Rule 14a-8(i)(11) that requested a report on plans to comply with (1) new fuel economy and (2) greenhouse gas emissions standards that had the same principal focus as a proposal requesting the adoption of quantitative goals for only reducing greenhouse gas emissions and issuing a report on plans to achieve those goals. *See also Wal-Mart Stores, Inc.* (Gerson Proposal), (Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs).

In *Comcast Corp.*, (Mar. 2, 2006), the Staff found that a proposal limiting severance benefits to 2.99 times salary and bonus had the same principal focus as a proposal seeking to eliminate severance pay and limit other compensation. In that case, the Staff concurred in the omission of a proposal that would eliminate severance pay and limit compensation to $500,000 was substantially duplicative of a proposal that simply required shareholder approval of severance benefits that exceeded 2.99 times the sum of the executives' base salary plus bonus. Although the method of addressing the core issue of limiting pay was different in each proposal, the proposals were deemed to be substantially duplicative because the principal focus was the same.

The principal thrust and focus of the SNET and Chevedden Proposals is to limit severance compensation. The SNET proposal would establish an overall limit of 2.99 times salary and bonus paid or vested in connection with a termination of employment, while the Chevedden Proposal would (a) limit the vesting of equity awards upon a post change in control severance to a pro rata computation and (b) eliminate single trigger vesting upon a change in control. Each proposal emphasizes the need to limit severance compensation: the SNET Proposal would "encourage restraint," while the Chevedden Proposal would "prevent windfalls." Each proposal addresses vesting at severance and limits to be placed on the vesting.

Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11) and for the reasons referenced above, AT&T believes that the Chevedden Proposal may be properly excluded as substantially duplicative of the SNET Proposal.

If you have any questions or need additional information, please contact me at 214-757-3344 or Paul Wilson at 214-757-7980. Please address any e-mail communications to Mr. Wilson at pw2209@att.com.

Sincerely,



Enc.

cc: Proponent (via e-mail*** FISMA & OMB Memorandum M-07-16 ***

Index to Exhibits

Description

E-mail from John Chevedden on behalf of Ray Chevedden (dated November 11, 2012) to AT&T

Letter (dated October 19, 2012) from SNET Retirees Association and Jane Banfield

WILSON, PAUL M (Legal)

From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, November 11, 2012 2:41 PM
To: Paul Wilson
Cc: SIEKMANN, PHYLLIS A (Legal)
Subject: Rule 14a-8 Proposal (T)``
Attachments: CCE00003.pdf

Mr. Wilson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Ray T. Chevedden — 10/18/2012 Date

Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Ann Effinger Meuleman
Corporate Secretary
Phone: 210 821-4105
FX: 214-746-2273
Paul Wilson <paul.wilson.7@att.com>
General Attorney
Dru Cessac <dc7362@att.com>
Phyllis A. Siekmann <PS0148@att.com>

[T: Rule 14a-8 Proposal, November 11, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk." Also "High Concern" in Executive Pay – $14 million for our CEO Lamberto Andreotti. Matthew Rose had experience with the bankruptcy of AMR and yet was one of four directors on our executive pay committee. And half our audit committee had bankruptcy experience: James Kelly at Dana Corporation and Laura D'Andrea at Tyson Eastman Kodak. Plus Mr. Kelly made up 33% of our nomination committee.

Gilbert Amelio, John McCoy, Laura D'Andrea Tyson and Joyce Roché each had 11 to 14 years long-tenure which can seriously erode an independent perspective so valued for a board of directors. Such long-tenured directors controlled 67% of the seats on our nomination committee and 50% of the seats on our executive pay committee which goes back to the $14 million for our CEO which was compounded by our other subpar executive pay practices which do not properly incentivize our executives.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


S.R.A.
SNET RETIREES ASSOCIATION

SNET RETIREES ASSOCIATION, INC.
P.O. Box 615, Southington, CT 06489

October 19, 2012

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 S. Akard St.
Dallas, TX 75202

RECEIVED
OCT 24 2012
CORPORATE SECRETARY'S OFFICE

Dear Ms. Meuleman:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2013 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our resolution urges the Board of Directors to seek shareholder approval of future senior executive severance agreements with an estimated total value exceeding 2.99 times the sum of an executive's base salary plus target bonus.

As indicated above the attached Resolution, the SNET Retirees Association, Inc. and Ms. Banfield have each continuously held a sufficient number of shares for more than one year. Both co-sponsors intend to continue to own these shares through the date of the next annual meeting. We intend to attend the next annual meeting to introduce and speak in favor of our stockholder resolution. Proof of beneficial ownership is available upon request.

As I'm sure you realize, the information identifying the proponents, their shareholdings and contact information at the top, above the Resolution, is not intended to be part of the Resolution, and is provided for eligibility and informational purposes only.

Thank you in advance for including our proposal in the Company's next annual proxy statement. If you have any questions or need any additional information, please do not hesitate to contact either of us.

Sincerely yours,




Jane Banfield
President
ACER
janebanfield@aol.com

JoAnn Alix Gagain
President
SRA
jagagain@snet.net

Enclosures

Shareholder Ratification of Executive Severance Packages

The SNET Retirees Association, Inc. (SRA), P.O. Box 615, Southington, CT, 06489, owner of 1,736 shares of the Company's common stock, and Jane Banfield, President, AT&T Concerned Employees and Retirees (ACER),125 Mahogany Run, Williamsburg, VA, 23188, hereby submit the following shareholder resolution for inclusion in the Company's proxy statement for the 2013 Annual Meeting:

RESOLVED: The shareholders of AT&T urge our Board of Directors to seek shareholder approval of any senior executive officer's new or renewed compensation package that provides for severance or termination payments with an estimated total value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include any cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, change-in-control clauses in long-term equity or other compensation plans, and agreements renewing, modifying or extending any such agreement or plan.

"Total value" of these payments includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits that are not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards as to which the executive's vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

SUPPORTING STATEMENT

We believe that requiring shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times an executive's base salary plus target bonus will provide valuable feedback, encourage restraint, and strengthen the hand of the Board's compensation committee.

Unlike many large companies, including peers Verizon and CenturyLink, our Company has no policy requiring shareholder approval of "golden parachutes" and other severance arrangements that exceed three times an executive's base salary plus bonus.

According to the 2012 Proxy (page 69), if CEO Randall Stephenson is terminated without cause after a change in control, or resigns for "good reason," he could receive an estimated $34.1 million, more than *five times* his 2011 base salary plus target bonus.

Similarly, senior executives Rafael de la Vega and John Stankey could have received an estimated $18.2 and $18.4 million, respectively, more than *seven times* their base salary plus target bonus as of the end of 2011 (2012 proxy, page 69).

These estimated payouts to Stephenson, de la Vega and Stankey are in addition to qualified pension and non-qualified pension and deferred compensation plans, which pay millions more.

Although AT&T's Change in Control Severance Plan limits the lump sum cash payout to 2.99 times base salary plus target bonus, the proxy reveals that change-in-control termination payments include millions more from the accelerated vesting of long-term equity.

Most of these additional payouts result from the accelerated vesting of Performance Shares and Restricted Stock Units (RSUs). This practice effectively waives the performance conditions that justify AT&T's annual grants of "performance-based" long-term equity awards to senior executives, in our view.

For example, in the event of termination due to death or disability, Stephenson would have received nearly $28.5 million in unvested performance shares and restricted stock, which pays out at 100% of target (page 64).

We believe that AT&T's policy on shareholder ratification of executive severance should include the full cost of termination payments.

Please **VOTE FOR** this proposal.

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